82-03138

BAE Systems plc completes acquisition of Armor Holdings Inc.

31 July 2007

BAE Systems plc (BAE Systems) today completed its acquisition of Armor Holdings Inc. (Armor Holdings), after receiving all required regulatory approvals and the approval of the transaction by the shareholders of Armor Holdings. BAE Systems announced it had entered into a definitive agreement to acquire Armor Holdings on 7 May 2007 in a transaction valued at $4,532 million (£2,275 million).

Armor Holdings is a major manufacturer of tactical wheeled vehicles and a leading provider of vehicle and individual armour systems and survivability technologies for the military and adjacent law enforcement and commercial security markets. Armor Holdings reported sales of $2,361 million in 2006 and employs over 8,000 people in 63 locations throughout the US and international markets, including the UK.

The acquisition is a significant step in the implementation of BAE Systems' strategy to develop as the premier global defence and aerospace company. The acquisition expands the company's business in the United States and strengthens BAE Systems' position as one of the world's leading land systems businesses. The integration of Armor Holdings into the BAE Systems Land and Armaments business is expected to increase BAE Systems' US sales by more than $3 billion with the addition of complementary revenue streams from several priority tactical vehicle programmes.

Issued by
BAE Systems plc
London

01/08/07
v3